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                                                                     EXHIBIT 3.4

                           EXHIBIT A - REVISED BYLAWS
                                   ARTICLE IV

                                    Officers

         Section 4.01. DESIGNATION, ELECTION AND TERM OF OFFICE. The Corporation shall have a Chairman of the Board, a Chief Executive Officer, a President, and such Vice Presidents as the Board of Directors deems appropriate, a Secretary and a Treasurer. Any number of offices may be held by the same person. These officers shall be elected annually by the Board of Directors at an organizational meeting immediately following the annual meeting of stockholders, and each officer shall serve at the pleasure of the Board of Directors, to hold office until the corresponding meeting of the Board of Directors in the next year, and until his successor shall have been elected and qualified, or until his earlier resignation, death or removal. Any vacancy in any of the above offices may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

         Section 4.02a CHAIRMAN OF THE BOARD. The Chairman of the Board shall have the general powers and duties of management usually vested in the office of the Chairman of the Board and shall, in addition, be the Chief Executive Officer of the Corporation with all the powers and duties vested in the office of the CEO as prescribed in Section 4.02b of this Article IV unless the Board of Directors elects another individual to fill such office. He shall, if present, preside at all meetings of the Board of Directors and at all meetings of the stockholders and he shall be ex-officio a member of all standing committees, if any, of the Board of Directors. The Chairman of the Board shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. Subject to such limitations as may be imposed by the Board of Directors, any powers or duties vested in the Chairman of the Board may be delegated by him to such subordinates as he may choose.

         Section 4.02b. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall provide senior level executive leadership to the Corporation. He shall have the general powers and duties of management usually vested in the office of the Chief Executive of a corporation, and shall have in addition such other powers and duties as may be prescribed by the Chairman of the Board or these Bylaws. In the absence of the Chairman of the Board, he shall preside at all meetings of the stockholders and at all meetings of the Board of Directors. He shall be ex-officio a member of all standing committees, if any, of the Board of Directors. Subject to such limitations as may be imposed by the Chairman, any powers or duties vested in the Chief Executive Officer may be delegated by him to such subordinates as he may choose. If there is no President, the CEO shall, in addition, be the President of the Corporation and shall have the powers and duties vested in the office of the President, as prescribed in Section 4.03 of this Article IV.

         Section 4.03. PRESIDENT. Subject to the control of the Chief Executive Officer and to the general oversight powers of the Chairman, the President shall provide general supervision, direction and control of the business and operations of the Corporation. He shall have the general powers and duties of management usually vested in the office of President of a corporation and shall have, in addition, such other powers and duties as may be prescribed by the CEO. Subject to such limitations as may be imposed by the CEO, any powers and duties vested in the President may be delegated by him to such subordinates as he may choose.

         Section 4.04. VICE PRESIDENTS. Vice Presidents and Executive Vice Presidents of the Corporation who are elected by the Board of Directors shall perform such duties as may be assigned to them from time to time by the Board of Directors, Chairman of the Board, President, or by these Bylaws.